Exhibit 4.52

Mr A Fabrizi

3 Connaught Mews

Pond Street

Hampstead

LONDON

NW3 2NW

27th September 2005

Dear Tony

Non-executive directorship of BioProgress Plc (“BioProgress” or the “Company)

Further to our recent discussions, I am writing to confirm the Company’s acceptance of your notice of resignation as a non-executive director of BioProgress plc. This letter sets out the terms upon which your directorship will terminate.

1.	The arrangements set out in this letter are in full and final settlement of any claims, costs, expenses or rights of action of any kind that you may have against the Company or any of its affiliates or officers or employees of it or its affiliates, however arising, and whether related directly or indirectly out of your appointment by the Company or the termination of your appointment.

2.	In compensation for the equity promised to you in a side letter dated 15th February 2005, the Company shall pay to you the sum of seventy-five thousand pounds (£75,000) within 3 months of the date of your countersignature of this letter. Such payment shall be made through the PAYE system in the same manner as your director’s fee.

3.	The Company acknowledges that you are entitled to a notice period of three (3) months. The Company agrees to continue to pay to you the director’s fee during such three month period, and that you will continue to benefit from the Company’s Directors’ & Officers’ Liability Insurance policy during such three month period. However, if the Company appoints a non-executive director in replacement of you before the end of such period, you agree that your appointment shall be deemed terminated on the date of such replacement, instead of at the end of the three month period. Consequently, in such event you shall not be entitled to the payment of director’s fees nor to the benefit of Directors’ & Officers’ Liability Insurance for the remainder of the three month period.

4.	You agree that during your notice period, you shall not:

a.	Receive notice of meetings of the Board of Directors of the Company or any committees of the Board;

b.	Receive any information relating to the activities of the Company (as would usually be circulated to members of the Board);

c.	Be entitled to attend any meetings of the Board.

5.	You acknowledge that the provisions of paragraphs 9 and 11 of your letter of appointment dated 15th February 2005 shall continue to apply to you during your notice period. You acknowledge that the provisions of paragraph 10 of your letter of appointment dated 15th February 2005 shall continue to apply to you notwithstanding your resignation.

6.	You undertake:

a.	Not to make any derogatory comment about the Company or any of its affiliates or officers or employees of it or its affiliates;

b.	To co-operate fully with the Company (or any of its affiliates or officers or employees of it or its affiliates) in relation to any internal investigation or enquiry, or any investigation or enquiry by any governmental or regulatory body, in relation to the Company (or any of its affiliates or officers or employees of it or its affiliates), or any litigation brought by or against the Company (or any of its affiliates or officers or employees of it or its affiliates) which relates to matters which you had knowledge of or were involved in during your appointment as a non-executive director;

c.	For a period of twelve (12) months from the date of termination of your directorship, not to entice or attempt to entice any customer, supplier or partner of the Company or any of its affiliates into ceasing to be a customer, supplier or partner of the Company or any of its affiliates;

d.	For a period of twelve (12) months from the date of termination of your directorship, not to employ, solicit for employment or entice away (or attempt to employ, solicit or entice away) any officer or employee of the Company or any of its affiliates.

Please sign and return the duplicate of this letter to signify your acceptance of its terms.

Yours sincerely

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer
For and on behalf of the Board of Directors
BioProgress plc

I agree to the terms of this letter.

/s/ Anthony Fabrizi
(signature)

Name:	Anthony Fabrizi

Date:	28 September 2005